Datum One Series Trust

Amendment No. 5

To the Amended and Restated Agreement and Declaration of Trust of

Datum One Series Trust

The undersigned, being at least a majority of the trustees of Datum One Series Trust, a Massachusetts business trust (the "Trust"), effective as of December 16, 2025, hereby consent to and adopt this Amendment No. 5 (this "Amendment") to the Trust's Amended and Restated Agreement and Declaration of Trust dated March 3, 2020, as amended (the "Declaration of Trust"), a copy of which is on file in the office of the Secretary of The Commonwealth of Massachusetts, having determined this Amendment to be consistent with the fair and equitable treatment of all shareholders of the Trust, and hereby direct that this Amendment be filed with the Secretary of The Commonwealth of Massachusetts.

Section 1 of Article III of the Declaration of Trust is hereby replaced with the following:

Section 1. Division of Beneficial Interest.

a) The number of Shares authorized shall be unlimited. The Shares of the Trust shall be issued in one or more series as the Trustees may, from time to time and without shareholder approval, authorize. Each series shall be preferred over all other series in respect of the assets allocated to that series within the meaning of the 1940 Act and shall represent a separate investment portfolio of the Trust. The beneficial interest in each series shall at all times be divided into Shares, without par value unless otherwise determined by the Trustees, each of which shall, except as provided in the following sentence, represent an equal proportionate interest in the series with each other Share of the same series, none having priority or preference over another. The Trustees may, from time to time and without Shareholder approval, divide the Shares of any series into two or more classes, Shares of each such class having such preferences and special or relative rights and privileges (including conversion rights, if any) as the Trustees may determine and as shall be set forth in this Declaration of Trust or in the Bylaws. The Trustees may, without Shareholder approval, from time to time divide or combine the Shares of any series or class into a greater or lesser number without thereby changing the proportionate beneficial interest in the series or class. The Trustees may also, without shareholder approval, from time to time combine the Shares or two or more classes of any series into a single class, or combine the shares of two or more series into a single series.

b) As of the date hereof, the following series constitute the currently established and designated series of the Trust:

●	Polar Capital Emerging Market Stars Fund,

●	Polar Capital Emerging Market ex-China Stars Fund,

●	Polar Capital International Small Company Fund,

●	Brandes International Equity Fund,

●	Brandes Global Equity Fund,

●	Brandes Emerging Markets Value Fund,

●	Brandes International Small Cap Equity Fund,

●	Brandes Small Cap Value Fund,

●	Brandes Core Plus Fixed Income Fund,

●	Brandes Separately Managed Account Reserve Trust,

●	Steward Investors Global Emerging Markets Leaders Fund,

●	First Sentier American Listed Infrastructure Fund, and

●	First Sentier Global Listed Infrastructure Fund

This Amendment may be executed in any number of counterparts each of which shall be deemed an original.

IN WITNESS WHEREOF, each of the undersigned has hereunto set his or her hand as of the day and year first above written.

/s/ Ryan D. Burns	/s/ JoAnn S. Lilek
Ryan D. Burns	JoAnn S. Lilek

/s/ Patricia A. Weiland	/s/ Lloyd A. Wennlund
Patricia A. Weiland	Lloyd A. Wennlund